UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended: December 31, 2015
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission file number 1-1687

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
PPG Puerto Rico Employee Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
PPG Industries, Inc.
One PPG Place, Pittsburgh, Pennsylvania 15272

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	3
Notes to the Financial Statements as of and for the Years Ended December 31, 2015 and 2014	4-7
Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015	8

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator of
PPG Puerto Rico Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of PPG Puerto Rico Employee Savings Plan (the “Plan”) at December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended December 31, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The supplemental schedule of Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets (Held as of December 31, 2015) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Pittsburgh, Pennsylvania
June 21, 2016

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2015 AND 2014
($ in thousands)	2015	2014

ASSETS:
Cash and cash equivalents	$1,828	$2,293
Mutual funds	6,029	6,443
Investment in PPG Industries, Inc. common stock	2,811	2,599
Total investments at fair value	10,668	11,335
Receivables:
Employer contributions	2	—
Employee contributions	3	—
Notes receivable from participants	415	439
NET ASSETS AVAILABLE FOR BENEFITS	$11,088	$11,774

See notes to financial statements.

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014
($ in thousands)	2015	2014

ADDITIONS:
Net (depreciation) appreciation in fair value of investments:
PPG common stock	$(441)	$466
Mutual funds	(191)	222
Total net (depreciation) appreciation in fair value of investments	(632)	688
Dividends	210	209
Interest income on notes receivable from participants	10	17
Total net investment (loss) income	(412)	914
Contributions:
Employer	336	367
Employee	390	419
Total contributions	726	786
Total additions	314	1,700

DEDUCTIONS:
Withdrawals	949	1,077
Administration expenses	51	50
Total deductions	1,000	1,127
NET (DECREASE) INCREASE	(686)	573
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,774	11,201
End of year	$11,088	$11,774

See notes to financial statements.

PPG PUERTO RICO EMPLOYEE SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN
The PPG Puerto Rico Employee Savings Plan (the "Plan") was established for employees of PPG Industries, Inc. (the "Company" or "PPG") and its subsidiaries residing in Puerto Rico. The named fiduciary for the operation and administration of the Plan is the PPG Global Director, Compensation and Benefits (the “Plan Administrator”). The named fiduciary with respect to control and management of the assets of the Plan is the Company. PPG's responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks. The PPG Employee Benefits Committee has responsibility for establishing, maintaining, and amending the Plan.
General - The Plan is a defined contribution plan and is qualified under section 1165(e) of the Puerto Rico Internal Revenue Code of 1994, as amended. The Plan was established to provide a means for participants to save for their retirement and enable participants to defer a portion of their eligible compensation. Participants are employees of PPG and its subsidiaries residing in Puerto Rico. The Plan is subject to the provisions of the Employee Retirement Income Act of 1974, as amended ("ERISA").
Administrative Expenses - The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including recordkeeping fees, administrative charges, professional costs, and trustee costs, are paid from the assets of the Plan. The Plan Administrator has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts. In 2015 and 2014, administrative expenses were $51,062 and $49,696, respectively.
Trustee of the Plan - Banco Popular de Puerto Rico (the "Trustee") was the trustee for all of the Plan assets as of December 31, 2015 and 2014.
Eligibility to Participate in the Plan - The Plan is designed for employees of PPG and its subsidiaries residing permanently in Puerto Rico. An eligible employee may become a participant as of the first day of any month that is coincident with or following his or her hire date.
Investment Options - Participants of the Plan are eligible to invest in money market funds, mutual funds and PPG common stock.
Contributions - Contributions under the Plan are made by the participants and, for certain participants, by the Company. Participants can contribute on a pre-tax or after-tax basis. Pre-tax contributions were restricted to $15,000 in 2015 and 2014. After-tax contributions in a plan year may not exceed 10% of the aggregate compensation paid to the employee during all the years he or she has been a Plan participant. Catch-up contributions may only be made by participants who reach age 50 by the end of the plan year and are limited to $1,500 per plan year. Employee contributions may also include rollovers from other qualified plans. There were $51,409 and $68,112 rollover contributions in 2015 and 2014, respectively.
Employer Company-matching contributions are applied to each participant's monthly contribution subject to a maximum of 6% of the eligible participant's compensation contributed. The Company match rate established each year is at the discretion of the Company. The Company-matching contribution was 100% during 2015 and 2014.
Employer contributions also include "Employer Additional Contributions" where the Company deposits additional retirement plan monies into eligible participant accounts. These contributions are between 2% and 5% of the eligible participants' eligible plan compensation. The applicable contribution percentage is based on a combination of the participants' age plus the benefit received as of the end of the current plan year. Total Employer Additional Contributions were $85,275 and $92,120 in 2015 and 2014, respectively.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, the Employer Additional Contribution, if applicable, and allocations of fund earnings and is charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.
Vesting - All participant contributions and Company-matching contributions and their related earnings are vested immediately. All Employer Additional Contributions have a three year vesting period.
Payment of Benefits - Upon termination from service as a result of a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account from several options, including a total distribution or installment payments. The benefit to which a participant is entitled is the participant's vested account balance. Upon reaching the age of 70 and one-half, distribution of the vested balance to an active participant is at the discretion of the participant.
Notes Receivable from Participants - All active participants, excluding (a) those with a vested account balance less than $2,000 and (b) those who have two existing loans may borrow, for either general purposes or for a primary residence, from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding participant loan balance over the past 12 months. General purpose loans have a loan term of 12 to 60 months. Primary residence loans have a loan term of 12 to 120 months. The loans are secured by the participants' account balance and are issued at an interest rate equal to the prime interest rate on the last business day of the previous month, plus 1%. Principal and interest payments are generally repaid by payroll deductions.
Transfers - Transfers in occur when PPG acquires a new business and the existing plan(s) of the acquired company are legally moved into the Plan. Transfers out occur when PPG divests part or all of one of its strategic business units and portions of the Plan related to the divested business are legally moved out of the Plan.
The above brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description for a complete description of the Plan, which is available from the Plan Administrator.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS
Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting, except for amounts due to participants who had requested withdrawals, which are not recorded as a liability of the Plan as of December 31, 2015 and 2014, in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends on the PPG common stock are recorded as investment income on the ex-dividend date.
Reclassifications - Certain reclassifications of prior years’ data have been made to conform to the current year presentation. These reclassifications had no impact on previously reported changes to net assets available.
On April 16, 2015, the PPG Board of Directors approved a 2-for-1 split of PPG's common stock for all shareholders. On June 12, 2015, following payment of the quarterly per-share dividend, each shareholder received a stock dividend of one additional share of common stock for each share held. To reflect the split in the PPG Stock Fund, on June 12, 2015, the equivalent shares of PPG stock were also increased on a 2-for-1 basis. PPG common stock began trading on a split-adjusted basis on June 15, 2015.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.
Cash Equivalents - Cash and cash equivalents are highly liquid investments (valued at cost, which approximates fair value) acquired with an original maturity of three months or less.
Investment Valuation - Investments are stated at fair value. See Note 3 for further information pertaining to fair value measurements.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. Delinquent participant loans are recorded as withdrawals based on the terms of the Plan document.
Accounting Standards Adopted in 2015 - In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (“ASU”) No. 2015-12, “Plan Accounting.” This ASU simplifies the presentation of investments by eliminating the disclosure requirement to identify individual investments that represent 5% of more of net assets. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, with early adoption permitted. PPG elected to early adopt this ASU and retroactively recast all periods presented. Adoption of this ASU did not have a material impact on the financial position and results of operations of the Plan.

3.	FAIR VALUE MEASUREMENT
Accounting guidance on fair value measurements establishes a hierarchy of inputs employed to determine fair value measurements, which has three levels.
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities. Level 1 inputs are considered to be the most reliable evidence of fair value as they are based on unadjusted quoted market prices from various financial information service providers and securities exchanges.
Level 2 inputs are directly or indirectly observable prices that are not quoted on active exchanges, which include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 inputs are unobservable inputs employed for measuring the fair value of assets or liabilities.
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. PPG evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2015 and 2014, there were no transfers between levels.
The financial assets that are reported at fair value on a recurring basis as of December 31, 2015, were as follows:

($ in thousands)	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$1,828	$—	$—	$1,828
Mutual funds	6,029	—	—	6,029
PPG Industries, Inc. common stock fund	2,811	—	—	2,811
Total Investments at fair value	$10,668	$—	$—	$10,668

The financial assets that are reported at fair value on a recurring basis as of December 31, 2014, were as follows:

($ in thousands)	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$2,293	$—	$—	$2,293
Mutual funds	6,443	—	—	6,443
PPG Industries, Inc. common stock fund	2,599	—	—	2,599
Total Investments at fair value	$11,335	$—	$—	$11,335

4.	RELATED-PARTY TRANSACTIONS
The Trustee manages the BPPR time deposit open account, one of the accounts within Cash and cash equivalents of the Plan. These transactions qualify as exempt party-in-interest transactions. The Plan holds common shares of PPG, the Plan sponsor, and these qualify as exempt party-in-interest transactions. Eligible participants may borrow from their individual account balance in the Plan as discussed in Note 1, and these transactions qualify as exempt party-in-interest transactions.
Dividends earned on PPG common stock were $36,126 and $28,002 in 2015 and 2014, respectively.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.

6.	INCOME TAX STATUS
In April 2015, the Plan received a favorable tax determination letter from the Treasury of the Commonwealth of Puerto Rico stating that the Plan is qualified and that the trust established under the Plan is tax-exempt under the appropriate sections of the Puerto Rico Internal Revenue Code of 1994, as amended. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

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PPG PUERTO RICO EMPLOYEE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2015
($ in thousands)
Current
Identity of Issuer and Title of Issue	Value

Cash and cash equivalents:
DWS Investments (DWS) Money Market Series	$1,828
Investment in PPG Industries, Inc., common stock — at fair value*	2,811
Mutual funds — at fair value:
Blackrock Lifepath Index 2020 Fund	366
Blackrock Lifepath Index 2025 Fund	384
Blackrock Lifepath Index 2030 Fund	516
Blackrock Lifepath Index 2035 Fund	733
Blackrock Lifepath Index 2040 Fund	726
Blackrock Lifepath Index 2045 Fund	319
Blackrock Lifepath Index 2050 Fund	235
Blackrock Lifepath Index 2055 Fund	10
Fidelity Contrafund	176
Fidelity Growth Fund	279
Vanguard 500 Index Fund	990
Vanguard FTSE All World ex-US Index Fund	331
Vanguard Small-Cap Index Fund	495
Vanguard Total Bond Market Index Fund	469
Employee contribution receivable	3
Employer contribution receivable	2
Loans to participants with interest rates of 4.25%, maturing through June 2020*	415
TOTAL	$11,088

* Party in interest

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Global Director, Compensation and Benefits of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Puerto Rico Employee Savings Plan
(Name of Plan)

Date: June 21, 2016	/s/ Karen P. Rathburn
Karen P. Rathburn,
Global Director, Compensation and Benefits of PPG Industries, Inc. and Administrator of the Plan